

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Rebecca Chavez
General Counsel
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, CA 95008

   Re: ChargePoint Holdings, Inc.
     Registration Statement on Form S-3
     Filed May 12, 2022
     File No. 333-264884

Dear Ms. Chavez:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Gregory Herbers at 202-551-8028 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing

cc: David Young